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                            November 15, 2022

       Ming Zhao
       Chief Financial Officer
       China Jo-Jo Drugstores Holdings, Inc.
       Hai Wai Hai Tongxin Mansion Floor 6
       Gong Shu District, Hangzhou City, Zhejiang Province
       People   s Republic of China, 310008

                                                        Re: China Jo-Jo
Drugstores Holdings, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed October 19,
2022
                                                            File No. 333-259692

       Dear Ming Zhao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-3 filed October 19, 2022

       Cover Page

   1. In each instance where you discuss the August 26 Statement of Protocol, please disclose that the PCAOB will be
required to reassess its determinations by the end of 2022.
   2. We note your response to comment 2, as well as the following disclosure: "To the extent cash or assets in the
business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not
be available to fund operations or for other use outside of the
                                                        PRC/Hong Kong due to
interventions in or the imposition of restrictions and limitations on the ability of such
entities, our subsidiaries, or the consolidated VIEs by the PRC
 Ming Zhao
FirstName
China Jo-JoLastNameMing    Zhao Inc.
            Drugstores Holdings,
Comapany 15,
November   NameChina
               2022    Jo-Jo Drugstores Holdings, Inc.
November
Page 2     15, 2022 Page 2
FirstName LastName
         government to transfer cash or assets." In each instance where such disclosure appears, please revise to include "the Company" along with "such entities, our subsidiaries, or the consolidated VIEs."
Prospectus Summary, page 1

3. We note your response to comment 7, however your disclosure appears to continue to be deficient. In connection therewith:

                State whether you have been denied any permissions or approvals to operate your business.

                We note your disclosure in the last paragraph on page 4 regarding the consequences if you are required to obtain permissions or approvals to offer your securities in the future as a result of changes in the law. Revise to also address the consequences if you inadvertently conclude that permissions or approvals to offer your securities are not required.

                Include disclosure of the consequences to you if you, your subsidiaries, the VIEs or the VIEs' subsidiaries: (i) do not receive or maintain permissions or approvals to operate your businesses, (ii) inadvertently conclude that permissions or approvals to operate your businesses are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain permissions or approvals in the future to operate your businesses.
4. Please revise or advise regarding your reference on page 13 to an entity named "Shanghai
         Juhao."
General

5.       We note your response to comment 5. In connection therewith:

                The disclosure in the sixth paragraph on your cover page disclosure states that a VIE is an "entity whose financial statements are included in our consolidated financial
              statements as a result of a series of agreements (   VIE
Agreements   ) which give us,
              through our WFOE, the ability to conduct the operations in China and consolidate the financial statements of such entities under the U.S. Generally Accepted Accounting
              Principles (the    U.S. GAAP   )." Please revise to state that
you have the ability to
              conduct operations in China and consolidate the financial statements of such entities for accounting purposes through the VIE Agreements to the extent you have satisfied the conditions for consolidation of the VIEs under U.S. GAAP.

                We note your cover page disclosure that the economic benefits of the VIE's business
              "are transferred to us through certain contractual arrangements and consolidate them into our financial statements under U.S. GAAP as a primary beneficiary for
 Ming Zhao
China Jo-Jo Drugstores Holdings, Inc.
November 15, 2022
Page 3
              accounting purposes." Please revise to state that you receive the economic benefits of the VIEs, are the primary beneficiary for accounting purposes, and consolidate their financial statements through the VIE Agreements to the extent you have satisfied the conditions for consolidation of the VIEs under U.S. GAAP. Make similar changes in the first paragraph on page 2, first paragraph on page 13 and third paragraph on page
              17.

                We note your revised disclosure on the cover page that discusses the consolidation of the "financial statements of the VIEs as its primary beneficiary under the U.S.
              GAAP" in place of your discussion of your "ability to manage the VIEs." Revise to state that you consolidate the VIEs financial statements and are their primary beneficiaries for accounting purposes to the extent you satisfy the conditions for consolidation of the VIEs under U.S. GAAP. Please make conforming changes on pages 13 and 18 where you continue to discuss your "ability to effectively manage the VIEs and receive economic benefits from it."
6. In an appropriate place, please discuss the arrangement between Mainland China and the
       Hong Kong Special Administrative Region for the Avoidance of Double Taxation and
       the Prevention of Fiscal Evasion. In revising your disclosure, please also discuss China's
       Enterprise Tax Law, which imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of
FirstName LastNameMing Zhao
       Mainland China unless such holding company is registered in Hong Kong or other
Comapany    NameChina
       jurisdictions  that Jo-Jo
                           have aDrugstores  Holdings,
                                  tax treaty with      Inc. China, in which
case the tax is 5%
                                                  Mainland
       (subject
November         to a qualification
            15, 2022   Page 3       review at the time of the distribution).
FirstName LastName
 Ming Zhao
FirstName
China Jo-JoLastNameMing    Zhao Inc.
            Drugstores Holdings,
Comapany 15,
November   NameChina
               2022    Jo-Jo Drugstores Holdings, Inc.
November
Page 4     15, 2022 Page 4
FirstName LastName
       You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Elizabeth Fei Chen